

03056228

NO ACT
P.E 3-27-03
132-2422

DC

March 27, 2003

Act
Section Item 307
Rule Regulation S-K
Public Availability 3-27-03

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Mitsubishi Motors Credit of America, Inc.
Incoming Letter Dated March 27, 2003

Based on the facts presented in your letter, it is the view of this Division that Mitsubishi Motors Credit of America, Inc. and issuers with substantially similar assets and structures who comply with the Exchange Act reporting requirements in the same manner are in compliance with the certification requirements of Rules 13a-14 and 15d-14 of the Exchange Act of 1934, as applicable, if they provide a certification meeting the requirements of Rule 13a-14 or 15d-14 as if they met the definition of Asset-Backed Issuer in those rules. In taking this position, we are not stating that those trusts are Asset-Backed Issuers or that those trusts issue Asset-Backed Securities for purposes of Form S-3 or for any other purpose. In reaching this conclusion, we considered the structures of these issuers and the modified reports they file.

Additionally, it is the view of the Division that Mitsubishi Motors Credit of America, Inc. and issuers with substantially similar assets and structures who comply with the Exchange Act reporting requirements in the same manner do not need to provide the disclosure required by Item 307 of Regulation S-K.

Sincerely,

Carol M. McGee
Special Counsel

PROCESSED
APR 21 2003
THOMSON FINANCIAL

CRGH



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2003

David Midvidy
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Mitsubishi Motors Credit of America, Inc.

Dear Mr. Midvidy:

In regard to your letter of March 27, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
(212) 735-2089
DIRECT FAX
(917) 777-2089
EMAIL ADDRESS
DMIDVIDY@SKADDEN.COM

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March 27, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402
Attn: Office of Chief Counsel
Division of Corporation Finance

**Re: Mitsubishi Motors Credit of America, Inc.
Securitization Trusts
Sarbanes-Oxley Act of 2002: Section 302
1934 Act: Rules 13a-14(e), (f) and (g)
and 15d-14(e), (f) and (g)
Regulation S-K: Item 307**

Ladies and Gentlemen:

I. INTRODUCTION

On behalf of Mitsubishi Motors Credit of America, Inc. ("MMCA"), we hereby request that the staff of the division of corporation finance of the Securities and Exchange Commission indicate that it will not recommend enforcement action if special purpose securitization trusts formed by MMCA to issue securities backed by pools of automobile retail operating leases or automobile retail balloon loans (each, a "Securitization Trust") (i) file certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act")[1] that satisfy only the modified requirements applicable to Asset-Backed Issuers under Rules 13a-14(e) and

[1] Pub. L. No. 107-204, 116 Stat. 745 (2002).

(f)[2] and 15d-14(e) and (f)[3] of the Securities Exchange Act of 1934[4] (the "Exchange Act") and (ii) do not include the information required by Item 307 of Regulation S-K in the annual reports required to be filed by such Securitization Trusts under the Exchange Act.

II. BACKGROUND

The Sarbanes-Oxley Act was adopted, in part, to enhance the quality of the process of gathering and providing information by reporting companies. Section 302(a) of the Sarbanes-Oxley Act requires that the Securities and Exchange Commission (the "Commission"), by rule, require that the principal executive officer and principal financial officer of a company that files reports under Section 13(a) or 15(d) of the Exchange Act make the certification required by Section 302(a). The company is required to file those certifications in each quarterly and annual report that it files under the Exchange Act. In addition, Items 307(a) and 307(b) of Regulation S-K[5] require that the company disclose in its annual reports information relating to the company's disclosure controls and procedures, any significant changes to such controls and any corrective actions taken with regard to deficiencies and material weaknesses with respect thereto.

While the Sarbanes-Oxley Act applies to all entities that are required to file reports under Section 13(a) or 15(d) of the Exchange Act, the statute is written in terms that readily apply only to operating companies that prepare and issue audited financial statements. Those terms do not readily apply to issuers of asset-backed securities. In recognition of this fact, the Commission issued Rules 13a-14(e) and (f) and 15d-14(e) and (f), which apply only to issuers that meet the definition of "Asset-Backed Issuer" set forth in Rules 13a-14(g) and 15d-14(g). In addition, the staff of the division of corporation finance issued its statement interpreting such rules in the

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2 17 C.F.R. 240.13a-14(e) and (f).

3 17 C.F.R. 240.15d-14(e) and (f).

4 15 U.S.C. §78a *et seq.*

5 17. C.F.R. §§229.307(a) and 307(b).

context of asset-backed securities in a release dated August 27, 2002,[6] as revised by its statement dated February 21, 2003[7] (collectively, the "Statement"). Effective August 29, 2002, the Commission adopted rules implementing the directive set forth in Section 302(a)[8]. In addition, the Commission adopted Item 307(c)[9] of Regulation S-K, which provides that Asset-Backed Issuers are not required to include the information required by Item 307(a) and Item 307(b) of Regulation S-K in their annual reports filed with the Commission under the Exchange Act.

The definition of "Asset-Backed Issuer," as set forth in Rule 13a-14(g) and 15d-14(g) includes within it the requirement that the assets backing those securities "by their terms convert into cash within a finite time period." The Securitization Trusts established by MMCA to issue securities backed by retail automobile operating leases or retail automobile balloon loans do not meet this requirement, and accordingly are not Asset-Backed Issuers, because at the end of term of either a lease or a balloon loan the lessee or borrower, as applicable, may return the vehicle to the issuer or purchase the vehicle from the issuer. Accordingly, leases and balloon loans do not convert into cash 'by their terms' but instead convert into cash and a vehicle.

We note, for the avoidance of any doubt, that the relief sought pursuant to this letter is limited to the application of the definition of "Asset-Backed Issuer" set forth in Rules 13a-14(g) and 15d-14(g) promulgated under the Exchange Act and to the use of the term "Asset-Backed Issuer" in Item 307 of Regulation S-K. A key component of that definition and the focus of this letter is the phrase that requires that the assets securing an Asset-Backed Issuer's obligations "by their terms convert into cash within a finite time period." This phrase is also used in (i) the definition of

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[6] Statement by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission Regarding Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 (Aug. 27, 2002).

[7] Statement by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission Regarding Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 (February 21, 2003).

[8] 17 C.F.R. §§240.13a-14 and 15d-14.

[9] 17. C.F.R. §§229.307(c).

"asset-backed security" set forth in General Instruction I.B.5 of Form S-3[10] under the Securities Act of 1933[11] and (ii) the definition of "eligible assets" set forth in paragraph (b)(1) of Rule 3a-7[12] promulgated under the Investment Company Act of 1940.[13] This letter does not address, nor is any relief sought with respect to, the use of the phrase "by their terms convert into cash within a finite time period" in either of the two foregoing contexts, or in any circumstance other than the application of Rules 13a-14(e), (f) and (g) and 15d-14(e), (f) and (g) under the Exchange Act.

We set forth below a discussion of the structure and function of the Securitization Trusts established by MMCA and the modified reports that such Securitzation Trusts file with the Securities and Exchange Commission under the Exchange Act. We note that the structure and function of the Securitization Trusts established by MMCA are substantially the same as the structure and function of many Asset-Backed Issuers and that the reports filed under the Exchange Act by the Securitization Trusts established by MMCA contain substantially the same types of information as the reports filed by Asset-Backed Issuers in accordance with the numerous no-action letters issued by the staff of the division of corporation finance. We believe that as a result of these similarities the requested position is consistent with the public interest, the protection of investors, the purposes of the Sarbanes-Oxley Act and Rules 13a-14 and 15d-14 of the Exchange Act.

III. DISCUSSION

MMCA in the ordinary course of its business acquires, through a titling trust in which it holds the beneficial interest, retail lease contracts ("Leases") originated by retailers of Mitsubishi vehicles and the vehicles that are the subject of such Leases ("Leased Vehicles"). At the end of the term of a Lease, the lessee may either return the Leased Vehicle to MMCA or purchase the Leased Vehicle. MMCA also acquires retail loans originated by automobile retailers for the purpose of financing the acquisition of Mitsubishi vehicles by retail customers. Some of the loans acquired by MMCA provide for equal monthly payments and one substantially larger final balloon

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[10] 17 C.F.R. 239.13.

[11] 15 U.S.C. §77a *et seq.*

[12] 17 C.F.R. 270.3a-7(b)(1).

[13] 15 U.S.C. §80a-1 *et seq.*

payment. In some instances these loans also provide that, at the maturity of the loan, the borrower may satisfy its obligation to pay the final balloon payment by returning the vehicle to MMCA (such loans, "Auto Balloon Loans").

From time to time MMCA finances its operations by securitizing designated pools of Leases and Leased Vehicles ("Vehicle Lease Securitizations") and retail auto loans, including Auto Balloon Loans ("Auto Loan Securitizations").[14] In a securitization transaction, MMCA sells its beneficial interest in a pool of Leases and related Leased Vehicles (in the case of a Vehicle Lease Securitization) or a specified pool of retail automobile loans, including Auto Balloon Loans (in the case of an Auto Loan Securitization) to a special purpose bankruptcy remote entity which then sells such assets to a Securitization Trust established for the specific transaction. The Securitization Trust issues rated securities secured by the beneficial interest in the Leases and Leased Vehicles or the pool of auto loans, as applicable. Collections on the assets, including proceeds from the sale of the vehicles, are applied to pay interest on and principal of the securities.

As noted above, Securitization Trusts established by MMCA do not meet the definition of "Asset-Backed Issuer," as set forth in Rule 13a-14(g) and 15d-14(g), because neither Leases nor Auto Balloon Loans "by their terms convert into cash within a finite time period." At the end of the term of a Lease, the lessee has the option of either purchasing the related Leased Vehicle or returning the Leased Vehicle to the dealer. Similarly, at the maturity of an Auto Balloon Loan the borrower may, in some cases, satisfy its obligation to pay the balloon payment by returning the vehicle to MMCA or by refinancing the balloon payment. In both types of transactions, MMCA, as servicer, sells the vehicle and remits the proceeds thereof to the applicable Securitization Trust.

Securitization Trusts Established by MMCA Have Many Structural Features in Common with Asset-Backed Issuers

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14 Auto Balloon Loans are combined with other types of retail automobile loans, including loans that provide for equal monthly payments that amortize the entire principal balance of the loan at maturity and balloon loans that do not provide the borrower with the option of returning the vehicle in lieu of paying the balloon payment. Historically, Auto Balloon Loans have comprised between 5% and 60% of the principal balance of the pools of auto loans backing the securities issued in Auto Loan Securitizations. The relative amount of Auto Balloon Loans in any Auto Loan Securitization depends on conditions in the motor vehicle market during the period preceding the Auto Loan Securitization.

Asset-backed transactions have a number of structural features and other attributes designed to assure the payment of the asset-backed securities from the collections on the underlying assets that are unique to these transactions. Both Vehicle Lease Securitizations and Auto Loan Securitizations share these structural features and attributes. Several of the more significant structural features and attributes of Vehicle Lease Securitizations and Auto Loan Securitizations are described below.

Securitization Trusts are Special Purpose, Bankruptcy-Remote Entities

In common with most Asset-Backed Issuers meeting the definition in Rules 13a-14(g) and 15d-14(g), the Securitization Trusts do not have principal executive officers or principal financial officers and they do not have a board of directors from which to form an audit committee.[15] The legal form of the Securitization Trusts and the restrictions upon the Securitization Trusts' activities in the Vehicle Lease Securitizations and Auto Loan Securitizations are typical of the measures that are employed in asset-backed transactions to protect investors in the issued asset-backed securities from the claims of other secured and unsecured creditors of the issuers and other related parties, including the originator and servicer of the related assets, and from delays and legal restrictions imposed by bankruptcy proceedings. The Securitization Trusts are statutory trusts formed under the laws of the state of Delaware for the specific purpose of participating in the securitization of the designated pool of assets. A new Securitization Trust is created in connection with each securitization transaction and the Securitization Trust is dissolved upon the payment in full of the securities. The Securitization Trusts are passive entities whose activities are restricted both contractually and by their organizational documents to issuing securities, acquiring the underlying assets which will secure such securities and engaging in certain limited activities directly related to the issuance of securities and acquisition of the underlying assets.

Furthermore, the Securitization Trusts are restricted in their ability to make a voluntary filing for bankruptcy under the trust agreements pursuant to which

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15 Statement by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission Regarding Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 (Aug. 27, 2002) as revised by the Statement by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission Regarding Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 (February 21, 2003).

they are created, and each third party with which any such Securitization Trust enters into a contractual relationship, including any servicer, trustee or hedge counterparty, is generally required to agree not to petition the Securitization Trust into bankruptcy in the event the Securitization Trust is not able to meet its obligations to such third party until such time as the Securitization Trust's outstanding securities have been paid in full and the applicable preference period has passed. Accordingly, the Securitization Trusts in both Vehicle Lease Securitizations and Auto Loan Securitizations are typical of the special-purpose entities that meet the definition of Asset-Backed Issuer in their organization, form and the limited nature of the activities they are permitted to undertake.

Transfer of Underlying Assets is Absolute and Without Recourse

The nature of the asset transfer in Vehicle Lease Securitizations and Auto Loan Securitizations is a key structural aspect which such transactions share with asset-backed transactions where the issuer of the securities meets the definition of Asset-Backed Issuer. In common with the asset-backed securities issued by Asset-Backed Issuers, the transfer of the designated pool of underlying assets to be securitized in both Vehicle Lease Securitizations and Auto Loan Securitizations is made without recourse to MMCA and is a "true sale" of such assets for bankruptcy law purposes, thereby shielding such assets from claims of MMCA's creditors and the quality of MMCA's credit.

All Payments on Securities Issued by Securitization Trusts Are Made from Proceeds of Discrete Pool of Underlying Assets

Amounts payable on the securities issued in Vehicle Lease Securitizations and Auto Loan Securitizations are made from collections on, and proceeds of, a clearly-defined pool of assets. Such dependence on a discrete pool of assets is a defining characteristic of asset-backed transactions. In the case of the Vehicle Lease Securitizations, interest on and principal of the securities are paid from the amounts received on the designated pool of Leases and related Leased Vehicles in the form of scheduled lease payments, payments made by lessees at the termination of their Lease representing the purchase price of the related Leased Vehicle and, in cases where the lessee defaulted on the Lease or has opted to return the Leased Vehicle, the proceeds of the sale of such Leased Vehicle. In the case of the Auto Loan Securitizations, interest on and principal of the securities are paid from amounts received on the designated pool of auto loans in the form of scheduled payments of interest and principal made by the borrowers under the loans, any prepayments made by such borrowers and, in the event of a default under any loan or the return of any vehicle financed by an Auto Balloon Loan, the proceeds of the sale of the repossessed or returned vehicle.

The rate and timing of repayment of the outstanding principal balance of the securities issued in both Vehicle Lease Securitizations and Auto Loan Securitizations is dependent on the timing of collections received on the underlying assets. For example, a high rate of prepayments or defaults on the Leases or Auto Balloon Loans, as applicable, resulting in an earlier than anticipated sale of the related vehicle will result in a faster repayment of the securities.

The repayment of the securities issued in Vehicle Lease Securitizations and Auto Loan Securitizations depends primarily on the economic performance of the designated pool of underlying assets that secures such securities. The credit quality of the securities issued in Vehicle Lease Securitizations or Auto Loan Securitizations is unrelated to the credit of MMCA, and no entity other than the Securitization Trust established for the specific transaction has any obligation to repay amounts owed to the holders of securities issued in that transaction. Neither MMCA nor any of its affiliates that acted as transferors of the pool of underlying assets is required or permitted to repurchase or exchange any asset included in such pool other than upon a breach of the representations made in connection with the sale of any such asset to the Securitization Trust or by MMCA upon a breach of its obligations as servicer of the assets. This reliance upon a designated pool of underlying assets for the payment of interest and principal is the defining characteristic of asset-backed transactions.

Securitization Trusts File Modified Reports under the Exchange Act

The Securitization Trusts established by MMCA file modified reports under the Exchange Act in accordance with the numerous no-action letters issued by the staff of the division of corporation finance.[16] For so long as a Securitization Trust is

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16 See for example: Western Financial 1993-2 Grantor Trust (November 19, 1993); World Omni Lease Securitization L.P. (December 22, 1994); Onyx Acceptance Grantor Trust 1994-1 and 1995-1 (September 22, 1995); KeyCorp Auto Grantor Trust 1995-A (November 22, 1995); The Boatmen's National Bank of St. Louis; Boatmen's Auto Trust 1995-A (January 30, 1996); Western Financial Auto Loans, Inc. WFS Financial 1996-1 Owner Trust (October 15, 1996); Chevy Chase Bank, F.S.B. – Auto Loan Trusts (November 22, 1996); and Bayview Securitization Corporation, Bay View Auto (continued...)

required to file reports under the Exchange Act, the Securitization Trust files monthly reports on Form 8-K within 15 days of each monthly payment date that disclose, among other things, information on the performance of the underlying assets during the preceding calendar month, the amounts paid as interest and principal on the securities and any other material events pertaining to the Securitization Trust or the securities. A copy of the monthly servicing report required by the documents executed in connection with the transaction is included as an exhibit to the Form 8-K. Each Securitization Trust also files an annual report on Form 10-K within 90 days of the end of its fiscal year. The annual report includes a summary of the information disclosed in the monthly reports filed on Form 8-K during the preceding fiscal year and also includes a certificate of MMCA, as servicer, as to its compliance with its obligations under the documents executed in connection with the transaction and an annual report from MMCA's independent public accountants as to MMCA's compliance with the servicing standards set forth in such documents.

IV. RELIEF REQUESTED

On the basis of the foregoing, we hereby request that the staff indicate that it will not recommend enforcement action if special purpose securitization trusts formed by MMCA to issue securities backed by pools of automobile retail operating leases or automobile retail balloon loans (i) file certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 that satisfy only the modified certification requirements applicable to Asset-Backed Issuers under Rules 13a-14(e) and (f) and 15d-14(e) and (f) of the Securities Exchange Act of 1934 and (ii) do not include the information required by Item 307 of Regulation S-K in the annual reports required to be filed by such securitization trusts under the Exchange Act.

If you have any questions regarding this request or need any additional information, please do not hesitate to telephone me at (212) 735-2089.

Very truly yours,

/s/ David Midvidy
David Midvidy

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[16] (...continued)
Trusts (January 15, 1998).